Mail Stop 3561

April 20, 2009

Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

> **Re: Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 001-14514**
> **Consolidated Edison Company of New York, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Definitive Information Statement on Schedule 14C**
> **Filed April 9, 2009**
> **File No. 001-01217**

Dear Mr. Hoglund:

We have reviewed your letter dated April 6, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 82

Note A- Summary of Significant Accounting Policies, page 82

Plant and Depreciation, page 82

1. We note your response to comment three in our letter dated March 26, 2009.
    With a view toward enhanced disclosures, please disclose the plants' depreciation
    expenses that are reflected in the rates established and approved by the regulatory
    authorities such as the PSC, New Jersey Board of Public Utilities, Pennsylvania
    Public Utility Commission and the Federal Energy Regulatory Commission.

Definitive Proxy Statement on Schedule 14A of Consolidated Edison, Inc.

General

2. In your response, please acknowledge that each comment below also is applicable
    to the Definitive Information Statement on Schedule 14C of Consolidated Edison
    Company of New York, Inc.

Executive Compensation, page 16

Compensation Discussion and Analysis Report, page 16

Compensation Philosophy and Objectives, page 17

3. Please provide clear disclosure that addresses how decisions regarding particular
    components of your compensation program fit into your overall compensation
    objectives and affect decisions regarding other components. You provide
    disclosure addressing each individual compensation component but, as a general
    matter, your disclosure lacks qualitative or quantitative discussion of how
    decisions regarding one type of award motivate the Management Development
    and Compensation Committee to award other components of compensation.
    Please revise the Compensation Discussion and Analysis to explain and place in
    context the relationship among each component of compensation and why
    determinations with respect to one component may or may not have influenced
    the Committee's decisions with respect to other allocated or contemplated awards.
    Refer to Items 402(b)(1)(iv)-(vi) of Regulation S-K.

III. Committee Actions with Respect to Executive Compensation, page 18

C. Annual Incentive Compensation, page 19

(iii) Calculation of Annual Incentive Awards, page 20

4. With respect to the "Weighting Earned" factor for your annual incentive awards, you disclose on page 20 that "weightings earned reflect achievement of the objectives and may vary from zero to 120 percent." Under the heading "(vi) Achievement of the 2008 Financial and Operating Objectives" on page 22, you include tabular disclosure of the weighting earned but it is not apparent how the weighting earned factors are determined. For example, for 2008 the actual adjusted company net income was 95.2% of the targeted adjusted company net income and you disclose a weighting earned for this objective of 37.5%, or 75% of the target after giving effect to the 50% weighting of this objective. As another example, you disclose the target operating budgets and actual expenditures for Consolidated Edison of New York and Orange and Rockland on page 21. The actual expenditures for Consolidated Edison of New York were $1,260.4 million, or $37.1 million less that the target operating budget for Consolidated Edison of New York of $1,297.5 million, and you disclose a weighting earned for this objective equal to the maximum of 120% of the target after giving effect to the weighting of this objective. Please disclose how the Committee translates the comparison of actual results to target results into "weightings earned" factors for adjusted company net income, adjusted regulated net income and each other financial objective.

D. Long-Term Incentive Compensation, page 23

(iii) Calculation of 2008 Performance Restricted Stock Units, page 23

5. You disclose on page 24 under this heading that the "[a]ctual payout of the stock unit awards … may vary from zero up to a maximum of 135 percent of such award... [which represents] the maximum payout of the stock unit awards that vest based on payouts from the annual incentive plan (120 percent), plus (ii) the maximum payout of the stock unit awards that vest based on the cumulative change in total shareholder returns (150 percent)." We note that the maximum amount included in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards table on page 29 is, in each case, 150 percent of the target award. Since the table shows the total performance restricted stock unit award, please tell us why the maximum award is 150 percent, instead of 135 percent, of the target award.

(iv) Payout of 2006 Awards, page 24

6. Please disclose by footnote to the table at the top of page 25, or in another appropriate place, the Incentive Plan Percentage for each of the years in the 2006-2008 performance period.

Option Exercises and Stock Vested Table, page 31

7. Footnote 2 to this table states that the value realized on vesting was determined by multiplying the number of shares acquired on vesting by the average of the high and low price of the Company's common stock on the date before vesting. Please compute the aggregate dollar amount realized upon vesting by multiplying the number of shares by the market value of the underlying shares on the vesting date. Refer to the instruction to Item 402(g)(2) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director